

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

October 6, 2009

Howard Shapiro
Executive Vice President, Law & Administration,
 General Counsel and Secretary
Playboy Enterprises, Inc.
680 North Lake Shore Drive
Chicago, IL 60611

> **RE: Playboy Enterprises, Inc.
>   Form 10-K for the year ended December 31, 2008
>   and Document Incorporated by Reference
>   File No. 001-14790**

Dear Mr. Shapiro:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                        Sincerely,

                                        /s/ Kathleen Krebs

                                        for Larry Spirgel
                                        Assistant Director

cc: by facsimile to (312) 407-0411
        Rodd M. Schreiber
        (Skadden, Arps, Slate, Meagher & Flom LLP)